UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 000-54945

SHENGDATECH LIQUIDATING TRUST

(Exact name of registrant as specified in its charter)

c/o Alvarez & Marsal Holdings, LLC

425 Market Street, 18th Floor

San Francisco, California 94105

(415) 490-2300

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Beneficial Interests in the Trust Established Under the Liquidating Trust Agreement

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     0

Pursuant to the requirements of the Securities Exchange Act of 1934, Shengdatech Liquidating Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 1, 2016	By:	/s/ Michael Kang
	Name:	Michael Kang
	Title:	Trustee (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.